EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is entered into as of the 19th day of December, 2006, by and among First Independent Bank of Nevada, a Nevada corporation (the “Bank”), Western Alliance Bancorporation, a Nevada corporation (the “Company”) and Grant R. Markham, an individual (hereinafter “Executive”).

RECITALS:

A. The Bank is engaged in the business of commercial banking and is a wholly owned subsidiary of First Independent Capital of Nevada (“FICN”).

B. FICN and Western Alliance Bancorporation, a Nevada corporation (the “Company”) have entered into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), pursuant to which FICN is to be merge with and into the Company (the “Merger”) and the Bank is to become a wholly owned subsidiary of the Company, and Executive will realize substantial financial benefits from consummation of the Merger;

C. Executive will be employed by the Bank as its Chief Executive Officer, subject to the terms and conditions of this Agreement;

D. As a material inducement for the Company to enter into the Merger Agreement, and to facilitate consummation of the transactions contemplated thereby, Executive has agreed to enter into this Agreement in order to preserve and protect the economic value and benefits for which the Company specifically bargained in connection with the Merger; and

E. This Agreement sets forth the terms and conditions of Executive’s employment with the Bank and the benefits to be provided by the Bank to Executive.

AGREEMENTS

A.	POSITIONS AND DUTIES.

1. Position and Responsibilities. Executive will serve as the Chief Executive Officer of the Bank and will report to the Bank’s Board of Directors (the “Board”) and to the Chief Executive Officer of the Company (the “CEO”). In this capacity, Executive shall have such duties, authorities and responsibilities as are commensurate with such position(s) and such other duties and responsibilities as the Board or the Company shall designate that are consistent with such position(s). At all times while employed as an officer of the Bank, Executive (a) will devote his full working time, attention, energies and skills exclusively to the business and affairs of the Bank and its affiliates; (b) will exercise the highest degree of loyalty and the highest standards of conduct in the performance of his duties; (c) will not, except as noted herein below, engage in any other business activity, whether or not such business activity is pursued for gain, profit or other pecuniary advantage, without the prior written consent of the Bank; and (d) will not knowingly take any action that deprives the Bank of any business opportunities or otherwise knowingly act in a manner that conflicts with the best interests of the Bank or that is detrimental to the business of the Bank; provided, however, this Section 1 shall not be construed as preventing Executive (y) from investing his personal assets in such form or manner as will not require his services in the daily operations and affairs of the businesses in which such investments are made, or (z) from participating in charitable or other not-for-profit activities as long as such activities do not interfere with Executive’s work for the Bank (or its affiliates). Executive shall in no circumstance be required to either relocate to any city not within ten (10) miles of the city limits of Reno, Nevada or to regularly spend more than one night a week away from Reno, Nevada.

2. Board of Directors; Holding Company Officer. Executive also will serve as a member of the Board of Directors of the Bank and will be appointed an executive officer of the Company. Unless otherwise agreed to in writing by the parties, any termination of Executive’s employment pursuant to Section C below shall constitute his resignation as both a director of the Bank and an officer of the Company, without any further notice or action by either party.

B. COMPENSATION AND RELATED MATTERS.

1. Base Salary. Subject to termination of his employment pursuant to Section C below, Executive shall be entitled to receive an annual base salary (the “Base Salary”) in the amount of $245,000 in the first year of his Term of Employment (as defined in Subsection C.1 below). Thereafter, Executive’s Base Salary may be adjusted, but not below his initial Base Salary, at such times and in such amounts as the CEO and the Board, in its sole discretion, deems just and equitable. The Base Salary shall be payable in equal installments in accordance with the Bank’s general salary payment policies in effect during the term hereof.

2. Annual Bonus. In addition to the Base Salary, Executive will be eligible to receive an annual performance bonus (the “Annual Bonus”), pursuant to the Company’s annual incentive bonus program for executive officers and in accordance with its general compensation policies, standards and procedures, as these may change from time to time in the Company’s sole discretion.

3. Benefit Plans. On the effective date of the Merger, the Company will grant to Executive an option to purchase 7,500 shares of the Company’s common stock pursuant to its 2005 Stock Incentive Plan and its standard form of Nonqualified Stock Option Agreement (“NSOA”). The NSOA shall provide that 50% of such option will vest on June 30, 2008, and the remaining 50% on January 1, 2010, so long as Executive remains employed at the Bank on the respective vesting dates. In addition, Executive shall be afforded the benefits associated with any group benefit plan, medical plan, disability insurance plan, life insurance plan and/or any other benefit plans either currently in effect or as may be established from time to time by the Bank for which an officer of the Bank is or may be eligible to participate. Executive also may participate in any incentive compensation plan, pension or profit sharing plan and any incentive stock option or other stock plan either currently in effect or as may be established from time to time by the Bank or the Company for which an officer of the Bank or an executive officer of the Company is or may be eligible to participate. Notwithstanding the foregoing, Executive will not be entitled to participate in any discretionary plan unless participation is approved by the Bank in accordance with the terms and conditions of such plan.

4. Expenses. The Bank will pay for or reimburse Executive for all ordinary and necessary business expenses and promotional expenses incurred or paid by Executive in furtherance of the Bank’s business, all of which will be paid in accordance with the Bank’s policies and procedures of general application. Executive agrees to submit to the Bank such reasonable documentation as may be necessary to substantiate such expenses.

5. Office Facilities. The Bank will operate and maintain facilities, and will provide at its expense, equipment and supplies, suitable to Executive’s position and adequate for the performance of his duties under and pursuant to this Agreement. Executive will be provided an office similar to those afforded other officers of the Bank of equal or greater rank.

6. Vacation. Executive will be entitled to a paid annual vacation of 20 days during each calendar year of this Agreement to be pro rated in accordance with Bank policy during any partial year of service under this Agreement. Executive’s vacation will be scheduled at those times most convenient to the Bank’s business, as determined by the Board and the CEO in good faith.

7. Illness and Disability. Executive will be entitled to sick leave each calendar year in accordance with normal Bank policy, to be pro rated during any partial year of service under this Agreement.

C. TERM AND TERMINATION.

1. Executive’s initial term of employment under this Agreement shall be for a period commencing on the effective date of the Merger (the “Effective Date”) and ending on the third anniversary of the Effective Date, provided that, the term of employment shall be extended by an additional 12 months on the second anniversary of the Effective Date and by an additional 12 months on each subsequent anniversary of the Effective Date. For purposes of this Agreement, (a) Executive’s “Term of Employment” shall mean the initial term and each extension thereof, except as it may terminate as provided in this Section C, and (b) “Termination Date” shall mean the effective date of any termination of Executive’s employment.

2. Termination for Cause. Upon termination for cause of Executive’s employment, the Term of Employment shall end as of the Termination Date and Executive will be entitled to receive only such compensation and benefits as are due Executive through the Termination Date (except as otherwise provided in Subsection D.6 below). The term “cause” for purposes of this Agreement shall mean any of the foregoing acts or circumstances:

(a) Executive’s conviction of or entrance of a plea of guilty, nolo contendere or any similar plea to a felony;

(b) Theft, fraud, embezzlement, or other criminal misappropriation of funds by Executive, whether or not from the Bank;

(c) An order from the Federal Deposit Insurance Corporation, the California Department of Financial Institutions or other state or federal agency having regulatory jurisdiction over the Bank’s or the Company’s business affairs requiring Executive to be removed from office pursuant to authority granted by applicable law; or

(d) Executive’s failure to comply with any reasonable and lawful direction of the Board or the CEO, any provision of this Agreement, or any material rule, regulation or policy established in writing by the Bank or the Company from time to time regarding the conduct of the Bank’s or the Company’s business.

The Bank will provide written notice of a termination for cause hereunder and, with respect to a purported violation of paragraph (d) above that is curable within 30 days of notice thereof, as determined by the Bank in good faith, will afford Executive an opportunity to cure the purported violation during such 30-day period.

3. Termination Upon Voluntary Resignation. In the event Executive voluntarily resigns his employment with the Bank (except on account of demotion or material reduction in responsibility), the Term of Employment shall terminate on the effective date of such resignation and Executive will be entitled to receive only such compensation and benefits as are due Executive through such effective date (except as otherwise provided in Subsection D.6 below).

4. Termination Upon Death of Executive. If Executive dies during the Term of Employment, then the Term of Employment will terminate and the Bank will pay to Executive’s spouse, or if no spouse is then living, then to the estate of Executive, the compensation and benefits (including any life insurance benefits provided to Executive’s estate under the Bank’s standard policies as then in effect) due Executive through the date of his death, plus a pro rata portion of any annual bonus to which Executive would have been entitled, payable at the time such bonus would customarily be paid.

5. Termination Upon Disability of Executive. If, during the Term of Employment, the Bank determines in good faith, and in accordance with applicable state and federal laws concerning disabilities, that Executive is substantially unable to perform Executive’s material and essential duties hereunder by reason of illness, physical or mental disability or other similar incapacity, including, without limitation, drug or alcohol addiction, then the Bank will have the right to terminate the Term of Employment. Executive will be entitled to his normal compensation and benefits through the Termination Date, plus a pro rata portion of any annual bonus to which Executive would have been entitled, payable at the time such bonus would customarily be paid.

6. Termination by Bank Other than for Cause. Subject to Executive’s continuing compliance with the terms and protective covenants set forth in Section D below, if the Bank elects to terminate Executive’s employment hereunder for any reason other than for cause (which shall include a demotion or material reduction in responsibility), the Term of Employment shall not terminate and Executive will be entitled to receive his Base Salary in effect on the Termination Date for any remaining period of the Term of Employment, plus a pro rata portion of any annual bonus to which Executive would have been entitled, payable at the time such bonus would customarily be paid. Receipt of such payments and/or other benefits to be provided to Executive under this Agreement following termination of Executive’s employment hereunder will be subject to Executive’s compliance with any reasonable and lawful policies or procedures of the Bank relating to employee severance including, but not limited to, (i) the execution and delivery by Executive of a mutual release reasonably satisfactory to the Bank and Executive of any and all claims that a party may have against the other party, the Company or any affiliate, (ii) an agreement that Executive not disparage the Bank or the Company, and (iii) an agreement that Bank or Company will not disparage Executive.

7. Termination of Merger Agreement. Notwithstanding any other provision herein, this Agreement shall terminate and shall be of no force or effect if the Merger Agreement terminates for any reason.

D.	CONFIDENTIALITY; PROTECTIVE COVENANTS.

1. Confidentiality. Executive shall not at any time (whether during or after Protection Period), unless compelled by lawful process, disclose or use for his own benefit or purposes, or for the benefit or purposes of any person other than the Bank (or any of its affiliates), any trade secrets or other confidential data or information relating to customers, employee compensation, development programs, costs, marketing, trading, investment, sales activities, promotion, credit and financial data, financing methods, or plans of the Bank (or of any affiliate of the Bank), provided that, the foregoing shall not apply to information which is not unique to the Bank or which is generally known to the industry or the public. Upon any termination of Executive’s employment, at any time and for any reason whatsoever (including after expiration of the Term of Employment), Executive shall return to the Bank immediately all memoranda, books, papers, plans, information, letters and other data, and all copies thereof or therefrom, in any way relating to the business of the Bank and its affiliates, except that Executive may retain personal notes, notebooks and diaries that do not contain confidential information of the type described above. Executive further agrees not to retain or use at any time any trade names, trademark or other proprietary business designation used or owned in connection with the business of the Bank or its affiliates. Executive’s obligations under this Subsection D.1 shall survive termination of his employment with Bank.

2. Noncompetition. During his employment with the Bank and for a period of 24 months thereafter (together, the “Protection Period”), Executive shall not, directly or indirectly, own, manage, operate, control or participate in the ownership, management, operation or control of, or be connected with as an officer, employee, partner, director, consultant or otherwise, or have any financial interest in, any Competitive Business doing business in: (a) Carson City, Nevada, (b) Churchill, Storey or Washoe Counties, Nevada, or (c) El Dorado, Nevada, Placer or Sierra Counties, California. As used in this Agreement, (i) “Competitive Business” means any business that provides products and services similar to and competitive with any products or services offered by the Bank or any of its affiliates as of the date of this Agreement (hereafter, “Competing Products/Services”) , and (ii) “affiliate” of the Bank means any person or legal entity controlling, controlled by or under common control with the Bank, after consummation of the transactions contemplated by the Merger Agreement. It shall not be a breach of this Section D.2 for Executive to own, as a passive investment, not more than five percent (5%) of the outstanding stock of any corporation engaged in a Competitive Business having securities listed on the New York Stock Exchange, the American Stock Exchange, or traded on NASDAQ.

3. No Solicitation. During the Protection Period, Executive shall not, directly or indirectly, on Executive’s behalf or on behalf of any other person, (i) knowingly solicit for employment, by other than the Bank or any of its affiliates, any person employed by the Bank or any such affiliate at the time of such solicitation, (ii) provide, sell, market or endeavor to provide, sell or market any Competing Products/Services to any of the Bank’s Customers, or otherwise solicit or communicate with any of the Bank’s Customers for the purpose of selling or providing any Competing Products/Services, and (iii) urge, induce or seek to induce any of the Bank’s Customers to terminate their business with the Bank or to cancel, reduce, limit or in any manner interfere with the Bank’s Customers’ business with the Bank. For purposes of this Agreement, the term “Bank’s Customers” means any person or entity that has engaged in any banking services with, or has purchased any products or services from, the Bank or any of its affiliates at any time during the period beginning two years prior to the Effective Date and ending upon expiration of the Protection Period.

4. Enforcement. The parties agree that, in the event of a breach or threatened breach of Executive’s covenants herein, the damage or imminent damage to the value and the goodwill of the Company and the Bank will be difficult to estimate, making any remedy at law or in damages inadequate. Accordingly, the parties agree that the Company and/or the Bank shall be entitled to injunctive relief against Executive in the event of any breach or threatened breach of any of such covenants. In addition, whether or not the Bank or Company seeks or obtains such injunctive relief, if the Bank or Company determines reasonably and in good faith that Executive has violated any of the covenants contained in this Section D, or if Executive shall challenge the validity or enforceability of any such covenant in any judicial or non-judicial proceeding, Executive immediately shall (a) forfeit his right to receive (and the Bank shall no longer be obligated to pay) any amounts otherwise payable to Executive under Section C above or Subsection D.6 below, and (b) upon order of a court of competent jurisdiction or an arbitrator, repay to the Bank all such amounts received by Executive after the Termination Date (but not including any pro rated annual bonus payment to which Executive may be entitled under Section C above). The Bank, the Company and Executive each acknowledge and agree that the foregoing remedies are in addition to, and not in lieu of, any and all other legal and/or equitable remedies (including money damages) that may be available to the Bank and/or Company in connection with Executive’s breach, or threatened breach, of any covenant set forth in this Section D. Executive agrees that the remedy at law for any breach by Executive of this Covenant will be inadequate and that the Company shall be entitled to injunctive relief.

5. Severability; Reformation. It is the understanding of the parties that the scope of the covenants contained herein, including as to duration, geographic area and activities covered, are necessary to protect the reasonable expectations and legitimate economic interests of the Bank and the Company. It is the parties’ intention that these covenants be enforced to the greatest extent in duration, area, and activities covered as is permitted by the law. The parties intend that the unenforceability or invalidity of any term or provision of this Covenant shall not render any other term or provision contained herein unenforceable or invalid. If the business activities, period of time or geographical area covered by this Covenant shall be deemed too extensive, then the parties intend that this Covenant be construed to cover the maximum scope of business activities, period of time and geographical area (not exceeding those specifically set forth herein) as may be permissible under applicable law.

6. Payments During Protection Period. In consideration of the protective covenants set forth in Subsections D.2 and D.3 above, and subject to Executive’s continuing compliance with all of the terms and conditions set forth in this Section D, during that portion of the Protection Period (if any) that exceeds the Term of Employment, the Bank shall continue to pay Executive an amount equal to thirty-three percent (33%) of Executive’s Base Salary as of the Termination Date payable in equal periodic installments in accordance with the Bank’s general salary payment policies in effect from time to time or as otherwise agreed by the Bank and Executive, provided that, payments under this Subsection D.6 shall not apply in the event Executive’s employment is terminated pursuant to Subsection C.4 and C.5 above. In the event the Bank fails to make these payments for any reason, the protective covenants set forth in Subsections D.2 and D.3 shall lapse and be void and of no legal effect.

7. Survival. This Section D shall survive the termination of Executive’s employment with the Bank and shall be binding upon Executive’s successors and assigns.

E.	INDEMNIFICATION.

In addition to any other indemnification rights Executive may have, and subject to any limitations imposed by the Bank’s Articles of Incorporation or Bylaws (as may amended from time to time) or by applicable laws and regulations, the Bank will indemnify Executive against all expenses incurred by him (including by example and not limitation, attorneys’ fees, judgments, fines and penalties which may be incurred, rendered or levied in any legal matter brought against him) for or on account of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, with respect to which he was or is a party or is threatened to be made a party, by reason of the fact that he is or was an officer, director, employee or agent of the Bank or the Company, or is or was serving at the request of the Bank or the Company as an officer, director, employee or agent of another corporation, partnership, joint venture, limited liability company, trust or other enterprise if he acted, or omitted to act, in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Bank or the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The Bank also agrees to purchase a Directors and Officers insurance policy providing for coverage of Executive in amounts customarily purchased by similarly situated banks.

F. MISCELLANEOUS.

1. Notices. Any notice, election or communication to be given under this Agreement will be in writing and delivered in person or deposited, certified or registered, in the United States mail, postage prepaid, addressed to Executive at his most recent address on the Bank’s personnel records, and to the Bank or Company as follows:

If to Bank:	First Independent Bank of Nevada
5335 Kietzke Lane
Reno, Nevada 89511
Attention: Chairman of the Board
If to Company:	Western Alliance Bancorporation
2700 West Sahara Avenue
Las Vegas, Nevada 89102
Attention: Chief Executive Officer

or to such other address as the Bank, the Company or Executive may, from time to time, designate in writing by notice hereunder. Notices delivered hereunder will be deemed effective on the date of delivery, if it is delivered in person, or when deposited in the U.S. mail, postage prepaid.

2. Entire Agreement. This Agreement constitutes and embodies the full and complete understanding and agreement of the parties hereto with respect to the subject matter hereof, and supersedes all prior understandings or agreements, whether oral or in writing. Executive shall cooperate with the Bank and Company in terminating any such prior understandings or agreements.

3. Amendment. This Agreement may only be amended in writing and signed by both parties hereto.

4. Binding Nature. This Agreement will be binding upon and inure to the benefit of the Bank and its successors and assigns, and upon Executive and his heirs and legal representatives.

5. Captions; Headings. The captions and paragraph headings included in this Agreement are for convenience of reference only and do not constitute a part of this Agreement.

6. Counterparts. This Agreement may be executed in any number of counterparts, each of which will be considered a duplicate original.

7. Withholding. Executive acknowledges and agrees that payments made to Executive by the Bank pursuant to the terms of this Agreement may be subject to tax withholding and that the Bank may withhold against payments due Executive any such amounts as well as any other amounts payable by Executive to the Bank.

8. Assignment by Bank. Nothing in this Agreement will preclude the Bank or Company from consolidating or merging into or with, or transferring all or substantially all of the Bank’s or Company’s assets to, another corporation or entity that assumes this Agreement and all obligations and undertakings of the Bank and Company hereunder. Upon such consolidation, merger or transfer of assets and assumption, the term “Bank” or “Company,” as the case may be, will mean such other corporation or entity, and this Agreement will continue in full force and effect.

9. Assignment by Executive. This Agreement, or any right or interest hereunder, may not be assigned by Executive, his beneficiaries or legal representatives, without the Bank’s prior written consent; provided, however, that nothing in this subsection will preclude Executive from designating a beneficiary to receive any benefit hereunder upon Executive’s death, or will preclude the executors, administrators or other legal representatives of Executive or his estate from assigning any right or interest hereunder to the person or persons entitled to such right or interest.

10. Modification. No modification, supplement, amendment or waiver of this Agreement will be binding unless executed in writing by each of the Bank, the Company and Executive. A waiver of any of the provisions of this Agreement will not be deemed to or constitute a waiver of any other provision hereof, nor will any such waiver constitute a continuing waiver unless otherwise expressly provided.

11. Governing Law. This Agreement has been executed and delivered in the State of Nevada, and its validity, interpretation, performance and enforcement will be governed by the laws of that state.

12. Arbitration. Except as provided in Subsection D.4 above regarding injunctive relief, any controversy or claim arising out of or relating to this Agreement or the breach thereof, shall be settled by binding arbitration in the City of Reno, Nevada, in accordance with the laws of the State of Nevada by three arbitrators, one of whom shall be appointed by the Bank, one by Executive and the third of whom shall be appointed by the first two arbitrators. The arbitration shall be conducted in accordance with the rules of the American Arbitration Association, except with respect to the selection of arbitrators which shall be as provided in this Subsection F.12. Judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. The expenses of arbitration (including, without limitation, attorneys’ fees and costs), and the fees of the arbitrators, shall be paid by the party determined by the arbitrators as the non-prevailing party. In addition, the prevailing party shall be entitled to recover its costs, including reasonable attorneys’ fees, incurred in connection with the arbitration, any proceeding under Section D.4 and any subsequent enforcement of any arbitration award in court.

IN WITNESS WHEREOF, this Agreement is entered into the day and year first above written.

FIRST INDEPENDENT BANK OF NEVADA:	EXECUTIVE:

By:	/s/ Grant R. Markham

Its:      Grant R. Markham

WESTERN ALLIANCE BANCORPORATION:

By: /s/ Dale Gibbons
Its: Chief Financial Officer